200 Berkeley Street

Boston, Massachusetts 02116

(617) 572-9197

Email: jchoodlet@jhancock.com

James C. Hoodlet

Vice President and Chief Counsel

November 30, 2020

VIA EDGAR

Sonny Oh, Esq.

Division of Investment Management

Securities and Exchange Commission

Washington, D.C. 20549

RE:	John Hancock Life Insurance Company (U.S.A.):
John Hancock Life Insurance Company (U.S.A.) Separate Account A “Protection Variable Universal Life 2021” (“PVUL 2021”)
Initial Registration Statement filed on Form N-6 File Nos. 811-4834 and 333-248502

Dear Mr. Oh:

On behalf of the John Hancock Life Insurance Company (U.S.A.) (the “Company”) and John Hancock Life Insurance Company Separate Account A (“Registrant”), we are responding to your comments conveyed via your letter dated October 30, 2020. We repeat in bold face type below each comment and set forth Registrant’s response thereto.

GENERAL

1.        Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

Response: There are no such third party guarantees or support agreements

2.        Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

Response: Duly noted.

3.        Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

Sonny Oh, Esq.

Response: The Registrants intend to file any financial statements, exhibits, and any other required disclosures not included in the initial registration statements with the pre-effective amendment to the registration statement.

4.        Please makes sure the policy name provided on the front cover page matches the EDGAR class identifier.

Response: The Registrant confirms that the policy name provided on the front cover page matches the EDGAR class identifier.

PROSPECTUS

5.    Summary of Benefits and Risks (page 4)

a.

Please accurately define terms the first time they are used and then use the defined terms consistently thereafter throughout the filing. For example, the terms “Fixed Account” and “Investment Accounts” appear under “Policy Value Credit and Asset Credit” on page 5, but neither have been defined. Also reconcile “Investment Accounts” with “variable investment accounts” and “investment options.”

Response:    On page 5, we have deleted the capitalized references to “Fixed Account” and “Investment Accounts” as those terms are not capitalized where they appear elsewhere in the document. The term “variable investment accounts” is used consistently throughout to refer to the variable investment accounts first listed on the cover page, and references to “investment options” and “variable investment options” have been changed to “variable investment accounts” to be consistent. The term “fixed account” is used consistently throughout in the manner first referred to on the cover page – i.e., “the fixed account option with fixed rates of return declared by John Hancock USA.”

b.

In “Policy Value Credit and Asset Credit” on page 5, please briefly describe how the Policy Value Credit is calculated as was provided for the Asset Credit, and also provide a cross-reference to the fuller discussion of the Asset Credit.

Response: The Registrant has made this requested revision, as follows, and as reflected in the attached blacklined prospectus.

We will apply a Policy Value Credit to your policy value on each monthly deduction date (see “Policy Value Credit”), and on each monthly deduction date beginning in the Asset Credit Commencement Year, we will apply an Asset Credit (see “Asset Credit”). The Policy Value Credit is equal to the greater of zero and Policy Value Credit Component A minus Policy Value Credit Component B, with the result capped at the Cost of Insurance Charge for that monthly deduction date. The Asset Credit is equal to the Asset Credit Rate multiplied by the lesser of the Policy Value (excluding the Loan Account) and the Face Amount. The Asset Credit Commencement Year and the Asset Credit Rates are shown in your Policy Specifications. The Policy Value Credit and Asset Credit will allocated automatically to each variable investment account and/or fixed account from which, and in the same proportion as, we are taking your monthly deductions. These credits are designed to help improve the long-term performance of your policy and are affected by the amounts and timing of the premiums that you pay into the policy, how well the variable investment accounts you select perform, loans (with respect to the Asset Credit), withdrawals

Sonny Oh, Esq.

and other changes you make to the policy. You can see the effect that these factors have on the policy value by requesting an illustration at various assumptions.

c.	In the last sentence of the second paragraph under “Tax risks” starting on page 6, please consider revising “inside build-up” as “tax-deferred inside build-up.”

Response: The Registrant has made this requested revision, as follows:

In other words, you would lose the value of the so-called “tax-deferred inside build-up” that is a major benefit of life insurance.

6.	Fee Tables (page 7)

The representative insured person should be the same for all applicable footnotes. Please revise the representative insured in footnote 4 to Critical Illness Benefit Rider on page 10, i.e., should be 55 year old male preferred non-smoker, not standard non-smoker.

Response: The Registrant has revised the footnote for the representative insured as follows: The rate for the representative insured person is the rate in the first policy year for a 55-year old male preferred non-smoker underwriting risk.

We also note that the fee table reflects lower rates for the Premium, Surrender, and Face Amount charges. In addition, we have revised the rates for the Advance Contribution charge.

7.	The fixed account (page 16)

a.

Please break out the discussion into two captions: “The general account” and “The fixed account.” In doing so, please disclose that any payments made from the general account are subject to the Company’s financial strength and claims paying ability. As an example of such disclosure, please refer to the corresponding captions in the Accumulation Survivorship Variable Universal Life 2020 policy filed on Form N-6, File Nos. 811-4834 and 333-236446.

Response: The Registrant has made this requested revision, as reflected in the attached blacklined prospectus. In addition, the Registrant has revised the effective annual rate of interest for the fixed account from 2% to 1%, also reflected in the attached blacklined prospectus.

b.

In the second sentence of the second paragraph, please delete the following clause: “and we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to any fixed account.”

Response: The Registrant has made this requested revision, as reflected in the attached blacklined prospectus.

In addition, given the significant market events that have occurred as a result of the COVID-19 pandemic since before this registration statement was filed, please consider whether the disclosure in this section should be supplemented, based on how these events could affect the company’s financial strength and claims-paying ability, including the ability to timely process claims. If the company believes that no additional disclosure is warranted, please explain supplementally why not.

Sonny Oh, Esq.

After careful consideration, the Registrants have decided not to include COVID-19 risk disclosure in the prospectuses.

Any COVID-19 risk disclosure we would imagine including in the prospectuses would be so general in nature that it would not really change the total mix of information that is already common knowledge (including that there is a pandemic around and it is quite unclear how ultimately it may impact virtually any economic, business, or investment activity).

8.	The minimum death benefit (page 17)

After the second paragraph, please provide some sample death benefit factors.

Response: The Registrant has made this requested revision by adding a table containing sample death benefit factors, as reflected in the attached blacklined prospectus.

9.	Premiums – Maximum premium payments (page 18)

In first paragraph, please add disclosure that explains the MEC Authorization Form, i.e., it would authorize the Company to proceed with the payment and have your policy classified as a MEC.

Response: The Registrant has revised this disclosure as follows:

If our receipt of any premium payment would cause the policy to be treated as a Modified Endowment Contract (“MEC”) under the federal tax laws, we will only process the payment on the first Business Day after we have received from you a completed and executed copy of our MEC Authorization Form (the “MEC Form”). The MEC Form would authorize us to proceed with the payment and have your policy classified as a MEC. More discussion of these tax law requirements is provided under “Tax considerations.”

10.	Policy Value Credit and Asset Credit (pages 21 and 22)

For both features, please disclose whether their calculation is based on notional values and if so, please add disclosure explaining that the components of their calculation are solely to determine each of the credits, not values that you receive in your policy.

For example, the Persistency Credit offered in the Protection VUL 2017 is described as calculated on the basis of a notional value referred to as the Persistency Measure where the Persistency Measure is calculated solely to determine the amount of Persistency Credit to be applied to your policy value. The Persistency Measure charges and values that determine the Persistency Measure are not charges you pay nor are they values that you receive in your policy value.

Response: Unlike the Persistency Credit, neither the Policy Value Credit nor the Asset Credit are based on notional values; they are both calculated using the policy value, face amount, and contractual rates.

11.	Description of charges at the policy level (page 26)

c.

For the Advance Contribution Charge, please more clearly explain what is provided in consideration for the charge, i.e., explain meaning of “offset reserving and other costs incurred by highly funded policies”.

Sonny Oh, Esq.

Response: The Registrant has made this requested revision as follows:

Advance Contribution Charge – A monthly charge to help offset ~~offset reserving and other costs~~ higher sales costs incurred by highly funded policies and to compensate us for the increased risk of the Death Benefit Protection feature under highly funded policies . To determine the charge, we multiply the Advance Contribution Charge Rate times the excess, if any, of premiums paid to date over the Advance Contribution Limit multiplied by the current Policy Year. The Advance Contribution Charge Rate grades down over the first ten policy years and is zero thereafter.

For the Advance Contribution Charge and other charges, please also disclose the source from where the charge is deducted and its frequency, e.g., Face Amount and Cost of Insurance charges.

Response: On page 27, we state the following: “Unless we agree otherwise or you do not have sufficient funds in any fixed account or variable investment accounts, we deduct the monthly deductions described in the Fee Tables section from your policy’s fixed account and variable investment accounts in the same proportion to the amount of policy value you have in each of the variable investment accounts and any fixed account.”

a.	For the Asset-based risk charge and other charges, when possible, specify the amount of any charge as a percentage or dollar amount.

Response: Currently, the only charges that do not vary by cell are the administrative charge and the asset-based risk charge. We state that the administrative charge is $20 per month. We state that for the asset-based risk charge that “we do not currently impose this charge, but we reserve the right to do so in the policy.”

12.     In the last paragraph under “Long Term Care Rider 2018” on page 34, please delete all references to “Early Lapse Protections.”

Response: The Registrant has revised the last paragraph under “Long Term Care Rider 2018”, as follows:

Finally, benefits paid under this rider reduce the Death Benefit Protection Value by the same proportion as the policy value.

13.	In “Delay to challenge coverage” on page 37, please delete the last sentence.

Response: The Registrant has made this requested revision.

14.      Please consider revising the last paragraph on the back cover page to better align with disclosure per Item 1(b)(3).

Response: For consistency, the Registrants respectfully request that the disclosure on the back cover remain as is. We note that the Registrant’s Accumulation Survivorship Variable Universal Life 2020 and Majestic Survivorship Variable Universal Life 2020, File Nos. 811-4834 and 333-236446 and 333-236446, respectively, as well as and their NY counterparts, File Nos: 811-8329, 333-238712 and 333-238713, respectively, which were declared effective by the Staff on June 5, 2020, reflect the language in the PVUL 2021 prospectus. We

Sonny Oh, Esq.

believe, as currently constituted, this disclosure is informative, and it appears in every variable product that the Company maintains.

PART C

15.	Exhibits

a.	Confirm relevance of exhibit 26(n)(1) or delete.

Response: The Registrant will include exhibit 26(n)(1) Opinion of Counsel with its pre-effective amendment.

b.

With respect to exhibit 26(q), please confirm supplementally that all insurance procedures relating to the Policy as to which the Company is claiming an exemption under Rule 6e-3(T) are set forth in this memorandum, which is over 15 years old.

Response: Registrants confirm that all insurance procedures relating to the Policy as to which the Company is claiming an exemption under Rule 6e-3T(b)(12)(iii) are disclosed either in the memorandum or in other portions of the separate account’s registration statement, as contemplated by the terms of that provision.

c.	Please file appropriate powers of attorney and ensure that the signature page contains authorized signatures for all required signatories.

Response: The Registrant will include appropriate powers of attorney with its pre-effective amendment and make certain the pre-effective amendment is properly executed.

16.	Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response: The Registrants will file audited financial statements for the Registrant and the Company, exhibits, and any other required disclosures not included in the initial registration statements with the pre-effective amendment to the registration statement.

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Sincerely,

/s/James C. Hoodlet

Vice President and Chief Counsel